Adira Energy Ltd.
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine month periods ended September 30, 2013

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the three and nine month periods ended September 30, 2013, which has been prepared on the basis of information available up until November 27, 2013. Management’s Discussion and Analysis should be read in conjunction with the Company’s annual consolidated financial statements and related notes for the year ended December 31, 2012 and in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2013, together with the notes thereto. These documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Date

This report is dated November 27, 2013.

Overall Performance

Information on the Company

Adira is an oil and gas early-stage exploration company.

Through its subsidiary, Adira Energy Israel Ltd. (“Adira Israel”), the Company holds two petroleum licenses in the State of Israel, being license No. 378 (the “Gabriella License”) and license No. 380 (the “Yitzhak License” and together with the Gabriella License, the “Licenses”). On October 16, 2013, the Company relinquished license No. 388 (the “Samuel License”) back to the State of Israel.

The Company’s current trading symbol on the TSX Venture Exchange (the “Exchange”) is “ADL”. The Company also trades on the OTC Bulletin Board with the trading symbol “ADEND” and on the Frankfurt Stock Exchange with the trading symbol “OAM1”.

Significant Developments

On February 11, 2013, the Company announced that Adira Israel suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations on that license. On July 1, 2013, the Company announced that Adira Israel has entered into a settlement and release agreement (the “Settlement Agreement”) with the other Gabriella License participants to resolve the disputes over their respective funding obligations and the related suspension of operations on the Gabriella License. To date, Adira Israel has not made its first payment under the Settlement Agreement and may, at the request of MELP (as defined below), be required to relinquish its interest in the Gabriella License.

In July 2013, the Company agreed to a non-brokered private placement (the “Private Placement”) with Pelagic Investments Limited (“PI”) for gross proceeds of US$5,000,000. On September 11, 2013, the Company announced that due to PI’s breach of the subscription agreement between PI and the Company, the financing did not close. On October 25, 2013, the Company filed a Statement of Claim in the Superior Court of Justice (Ontario) naming as defendants, PI and its principle, Prentis B. Tomlinson Jr. The Company is seeking damages for breach of contract, intentional interference with economic relations and intentional misrepresentation. As of the date of this report, the final outcome of the litigation cannot be predicted with certainty, and therefore, management cannot assess whether or not the results of this litigation will have a material effect on the Company.

On August 9, 2013, the Company completed a consolidation of its common shares (the “Common Shares”) on the basis of one post-consolidation Common Share for every three pre-consolidation Common Shares (the “Consolidation”). The Consolidation was effective for trading purposes on August 13, 2013.

Business Overview

Gabriella License

The Gabriella License covers 97,000 acres (392 square kilometers) and is approximately 10 kilometers offshore Israel between Netanya and Ashdod. The Gabriella License was issued to the Company on July 15, 2009 for an initial three year exploration period, subject to renewal for an additional period of four years and a second additional period of two years in the case of a discovery. Thereafter, a 30-50 year lease maybe granted if a “discovery” (as defined in the Israeli Petroleum Law 5712 & 1952 and the regulations promulgated thereunder (“Israeli Petroleum Law”)) is made. On October 16, 2013, the Company has received an extension of the expiration of the Gabriella License from the Ministry of Energy and Water of the State of Israel (the “Ministry”) until September 1, 2014, with a corresponding extension of certain milestones.

The following table sets out the current work program that must be completed in order to maintain the Gabriella License:

Gabriella Work Program	Milestone Dates
1. Submit to the Ministry a request for approval of a new operator	February 28, 2014
2. Execute a contract with a drilling contractor	April 30, 2104
3. Complete an Antisotricpic PSDM and coherent sub surface model	July 31, 2014
4. Spud the first well	August 31, 2014

In January 2010, the Company, through Adira Israel, entered into an agreement with Modi’in Energy Limited Partnership (“MELP”) and Modi’in Energy Management (1992) Ltd. (“MEGP”) to transfer 70% of its participating interests in the Gabriella License to MELP (the “Gabriella 2010 Agreement”). In January 2010, a subsidiary of Brownstone Energy Inc. (“Brownstone”) exercised its option to purchase 15% of the participating interests in the Gabriella License. To date, Brownstone’s interest in the Gabriella License has not been registered with the Ministry; however Adira Israel holds Brownstone’s 15% interest in trust on behalf of Brownstone pursuant to an agreement dated July 7, 2011. As of the date hereof, Adira Israel holds a 15% participating interest in the Gabriella License, MELP holds a 70% interest and Brownstone holds a 15% interest.

The operations on the Gabriella License and the relationship of the participating interest holders are governed by a joint operating agreement (the “Gabriella JOA”). Pursuant to the Gabriella JOA, Adira Israel is the operator of the Gabriella License. In connection with the extension of the Gabriella License, Adira Israel has agreed to resign as the operator of the Gabriella License. The Gabriella License participants have until February 28, 2014, to name an alternative operator for Ministry approval. As of January 27, 2012, the Gabriella License participants pay an operator fee of $25,000 per month, plus an additional sliding-scale percentage of exploration expenses incurred, ranging from 4.8% of annual exploration expenses (if less than $2 million) to 1.2% of annual exploration expenses (if over $6 million) (the “Operator Fees”). Pursuant to the Settlement Agreement, since Adira did not pay the Settlement Costs (as defined below), as of January 1, 2013, Adira ceased to receive the Operator Fees.

Between July 2012 and January 2013, Adira Israel, MELP and Brownstone entered into various agreement for the purpose of drilling the first exploration well. The drilling, however, was not accomplished and Adira Israel and MELP similarly alleged that the other was in default of various obligations under the Gabriella JOA and other agreements entered into on behalf of the Gabriella License participants. Accordingly, on February 11, 2013, Adira Israel, in its capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations.

Effective July 8, 2013 (the “Settlement Agreement Effective Date”), Adira Israel entered into the settlement Agreement with MELP and Brownstone to resolve the abovementioned disputes and the related suspension of operations. Pursuant to the Settlement Agreement, the Gabriella License participants have agreed to waive and release each other from any claims and demands that they may have against each other with respect to the Gabriella License. The Agreement further provides that the Gabriella License participants will fund their proportionate share of costs incurred in connection with the attempted drilling of the first exploration well. As of September 30, 2013, Adira Israel’s net share of the costs totals approximately US$3.3 million (the “Settlement Costs”) and was payable in stages over a 60-90 day period from the Settlement Agreement Effective Date. Additionally, Adira Israel agreed to relinquish several entitlements, including, but not limited to, its management fee. In the event that Adira Israel does not pay the Settlement Costs, at MELP’s request, Adira Israel may withdraw from the Gabriella JOA, assign its participating interest in the Gabriella License to the remaining Gabriella License participants and relinquish its overriding royalty interest (“ORRI”). To date, Adira Israel has not paid its share of the Settlement Costs. Although MELP has yet to make the forgoing request, Adira Israel has forfeited its ORRI.

Yitzhak License

The Yitzhak License covers 31,555 acres (127.7 sq. km) and is located approximately 9 km offshore and is contiguous to the Gabriella License. The Yitzhak License was issued in October 2009 to Adira Israel (85% working interest) and Brownstone (15% working interest) for an initial three year exploration period and may be renewed upon fulfillment of certain conditions for an additional four year period plus an additional 2 year renewal option in the case of a reserve discovery. Thereafter, a 30-50 year lease may be pursued if a “discovery” (as defined in the Israeli Petroleum Law) is made. The Company has received an extension of the expiration of the Yitzhak License from the Ministry until October 15, 2014, with a corresponding extension of certain milestones.

The following table sets out the current work program that must be completed to maintain the Yitzhak License:

Yitzhak Work Program	Milestone Dates
1. Submit an Environmental Impact Assessment to the Central District Planning Committee of the State of Israel	January 1, 2014
2. Execute a contract with a drilling contractor.	September 30, 2014

On January 9, 2012, Adira Israel received approval from the Petroleum Commissioner of Israel (the “Commissioner”) to farm-out a 5% carried working interest to AGR Group ASA (“AGR”) and a 20% working interest (subject to dilution explained below) to Ellomay Oil and Gas 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). In accordance with the Ellomay Farm-Out Agreement (as defined below), Ellomay has since transferred half of its working interest (being 10%) back to Adira Israel for no cost. Following this transfer, Adira Israel has a 70% interest in the Yitzhak License, Brownstone has a 15% interest, AGR has a 5% interest and Ellomay a 10% interest. The new holdings have not yet been approved by the Commissioner

The farm-out agreement between Adira Israel and AGR, dated November 29, 2011 (the “AGR Farm-Out Agreement”), provides, among other things, that: (a) AGR’s 5% working interest is carried by the remaining holders of the Yitzhak License through the exploration period; (b) AGR issued to Adira Israel a 3% ORRI on AGR’s share of production, until repayment of AGR's expenditures in the work program and a 4.5% ORRI from that point forward; (c) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of Adira Israel as “co-operator” which is a construction of private contract; and (d) AGR will be appointed as engineering services contractor on the Yitzhak License with continued involvement of Adira Israel as part of the core professional team led by AGR.

The farm-out agreement between Adira Israel and Ellomay, dated November 29, 2011 (the “Ellomay Farm-Out Agreement”), provides, among other things, that: (a) Ellomay will reimburse Adira Israel for its proportionate share of the costs incurred by Adira Israel on the Yitzhak License, plus interest at LIBOR plus 1%; and (b) Ellomay will issue to Adira Israel a 3% ORRI on Ellomay’s share of production, until repayment of Ellomay's expenditures in the work program and a 4.5% ORRI from that date forward.

Adira Israel, Brownstone, AGR and Ellomay signed a joint operating agreement (the “Yitzhak JOA”) on September 11, 2012, to regulate their commercial relationship in respect of the Yitzhak License. The Yitzhak JOA incorporated the terms of the AGR Farm-Out Agreement and the Ellomay Farm-Out Agreement.

On June 13, 2012, Adira Israel granted to MELP an option (“MELP Yitzhak Option”) to purchase from Adira Israel a 15% participating interest in the Yitzhak License (the “MELP Yitzhak Option Interest”). The MELP Yitzhak Option may be exercised until 14 days before signing of the rig contract for the Yitzhak License. If MELP exercises the MELP Yitzhak Option, then it must reimburse Adira Israel for expenditures in respect of the MELP Yitzhak Option Interest incurred up to the date of transfer of the MELP Yitzhak Option Interest. MELP must also issue to Adira Israel an ORRI of 3% with respect to all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the MELP Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the MELP Yitzhak Option Interest is subject to the approval of the Commissioner.

Samuel License

On October 16, 2103, the Company announced that, as a result of challenging markets and difficulty in raising significant funds to drill multi well programs, Adira Geo Global Ltd. (“Adira Geo Global”) and the other Samuel License consortium members relinquished the Samuel License back to the State of Israel. Adira Geo Global is owned 60% by the Company and 40% by Geo Global Resources (India) Inc. (“GGRI”).

Yam Hadera Option

Adira Israel has an option (the “Yam Hadera Option”) to acquire from MELP up to a 15% participating interest in the Yam Hadera License, located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira Israel’s Yitzhak license. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.

Myra and Sara Option

Adira Israel has an option (the “Myra and Sara Option”) to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel, namely the Myra License and the Sara License (collectively, the “Myra and Sara Licenses”). The Myra and Sara Licenses are located offshore Israel approximately 40 km west of the City of Hadera. These license areas total 800 sq. km. Adira Israel currently ascribes no value to the Myra and Sara Licenses and as such the Company does not consider the Myra and Sara Options to be material to its operations.

Capital Expenditures and Divestitures

During the nine month period ended September 30, 2013, the Company incurred net capital expenditures of approximately $3,117 thousand which relates primarily to costs incurred in the planning and development of the wells. During the same period, the Company disposed of property and equipment in the net amount of approximately $3,084 thousand which relates primarily to the drilling equipment from the Samuel license.

The Company's planned capital expenditures for the next twelve months include the Company’s drilling program in connection with the Licenses.

Additional disclosure for venture issuers without significant revenues:

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2013	2012	2013	2012	2012
		Unaudited			Audited
	U.S. dollars in thousands
Expenses:
Capitalized and expensed exploration costs	4,960	787	2,908	249	6,875
General and administrative expenses (including share based compensation)	2,560	3,439	682	1,178	5,304

Discussion of Operations

The following is a discussion of the results of operations which have been derived from the interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2013:

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited

Revenues and other income	$17	$1,571	$-	$422

Expenses:
Exploration expenses	1,843	787	114	249
General and administrative expenses	2,560	3,439	682	1,178
Impairment charge	4,216	65	1,730	-

Total expenses	8,619	4,291	2,526	1,427

Operating loss	(8,602)	(2,720)	(2,526)	(1,005)

Finance income	3,028	10	48	2
Finance expense	-	(535)		(457)

Loss before income tax expense	(5,574)	(3,245)	(2,478)	(1,460)
Income tax expense	-	(48)	-	-

Net comprehensive loss	(5,574)	(3,293)	(2,478)	(1,460)

Net comprehensive loss attributed to:
Equity holders of the parent	$(5,574)	$(3,482)	(2,478)	$(1,533)
Non-controlling interests		189		73

	$(5,574)	$(3,293)	(2,478)	$(1,460)

Basic and diluted net loss per share *) attributable to equity holders of the parent	$(0.09)	$(0.1)	$(0.04)	$(0.03)

Weighted average number of Ordinary shares *) used in computing basic and diluted net loss per share	60,260,318	33,051,489	60,260,318	48,809,257

*) Post Consolidation

Three month period ended September 30, 2013 compared to the three month period ended September 30, 2012

Revenues and Other Income

For the three month period ended September 30, 2013, the Company recorded revenues of Nil as compared to Nil for the three month period ended September 30, 2012. The decrease during the period is primarily due to the cessation of operations on the Gabriella License in February 2013 and the significant decrease in activities on the Yitzhak License and Samuel License, as compared to 2012.

Expenses

Exploration Expenses

For the three month period ended September 30, 2013, exploration expenses amounted to $114 thousand as compared to $249 thousand for three month period ended September 30, 2012. The decrease during the period is primarily due to the cessation of operations on the Gabriella License in February 2013 and the significant decrease in activities on the Yitzhak License and Samuel License, as compared to 2012.

General and Administrative Expenses

For the three month period ended September 30, 2013, general and administrative expenses amounted to $682 thousand as compared to $1,178 thousand for three month period ended September 30, 2012. The decrease in general and administrative expenses resulted primarily from decreased activities in the Company since the suspension of operations on the Gabriella License and includes a reduction in the number of people employed by the Company and reduced rental and other related expenses.

Impairment Charge

For the three month period ended September 30, 2013, the impairment charge amounted to $1,730 as compared to Nil for the three month period ended September 30, 2012. The impairment in 2013 relates primarily to costs that had been capitalized to exploration and evaluation assets, prior to the decision to suspend operations on the Gabriella License, and which have subsequently been written–off and the decision by the Company to write off expenses on the Yitzhak license, due to the low probability of realization of the asset from either the successful development or sale of the Yitzhak license in the near future.

Financing Income/Expense

For the three month period ended September 30, 2013, financing income amounted to $48 thousand as compared to $2 thousand for the three month period ended September 30, 2012. Financing expenses amounted of Nil for the three month period ended September 30, 2013, as compared to $457 thousand for the three month period ended September 30, 2012.

The warrants issued in the August 2012 financing are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each period. The changes in fair value are included in financing income.

In addition, the Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel while most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. The Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Profit/Loss

The Company reported a net profit and comprehensive profit for the three month period ended September 30, 2013, of $2.5 million as compared to a net loss and comprehensive loss of $1.5 million for three month period ended September 30, 2012. The primary reason for the increase in the loss during the third quarter of 2013 is a result of an increase in impairment charges and exploration expenses, which has been offset by the decrease in exploration expenses and general and administrative expenses.

Nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012

Revenues and Other Income

For the nine month period ended September 30, 2013, the Company recorded revenues of $17, as compared to $1,571 thousand for the nine month period ended September 30, 2012. The decrease during the period is primarily due to the suspension of operations on the Gabriella License in February 2013 and the significant decrease in activities on the Yitzhak License and Samuel License, as compared to 2012.

Expenses

Exploration Expenses

For the nine months ended September 30, 2013, exploration expenses amounted to $1,843 thousand as compared to $787 thousand for nine month period ended September 30, 2012. The increase in exploration expenses in 2013 is due to costs that were incurred during the period which are no longer being capitalized to exploration and evaluation assets following the decision to suspend operations on the Gabriella License.

General and Administrative Expenses

For the nine month period ended September 30, 2013, general and administrative expenses amounted to $2,560 thousand as compared to $3,439 thousand for nine month period ended September 30, 2012. The decrease in general and administrative expenses resulted primarily from the decreased activities in the Company since the suspension of operations on the Gabriella License and includes a reduction in the number of people employed by the Company and reduced rental and other related expenses.

Impairment Charge

For the nine month period ended September 30, 2013, the impairment charge amounted to $4,216 thousand as compared to $65 thousand for the nine month period ended September 30, 2012. The impairment in 2013 relates primarily to costs that had been capitalized to exploration and evaluation assets, prior to the decision to suspend operations on the Gabriella License, and which have subsequently been written–off and the decision by the Company to write off expenses on the Yitzhak license, due to the low probability of realization of the asset from either the successful development or sale of the Yitzhak license in the near future.

Financing Income/Expense

For the nine month period ended September 30, 2013, financing income amounted to 3,028 thousand as compared to $10 thousand for the nine month period ended September 30, 2012. Financing expenses amounted to Nil for the nine month period ended September 30, 2013, as compared to $535 thousand for the nine month period ended September 30, 2012.

The warrants issued in the August 2012 financing are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each period. The changes in fair value are included in financing income expenses.

In addition, the Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel while most of the Company's monetary assets are held in U.S. dollars and most of the Company's expenditures are made in U.S. dollars. The Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

Net Loss

The Company reported a net loss and comprehensive loss for the nine month period ended September 30, 2013, of $5.6 million as compared to a net loss and comprehensive loss of $3.3 million for nine month period ended September 30, 2012. The primary reason for the increase in the loss during 2013 is a result of an increase in impairment charges and exploration expenses, which has been offset by the decrease in general and administrative expenses and an increase in financial income.

Inflation

During the three and nine month periods ended September 30, 2013, and 2012, inflation has not had a material impact on our operations.

Government Regulation

The Licenses have been granted to us, through various subsidiaries, by the State of Israel under the Israeli Petroleum Law, and our evaluation and exploration activities in the areas covered by the Licenses must be undertaken in compliance with work plans approved by the Commissioner.

Summary of Quarterly results

	Quarter ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	U.S dollars in thousands, except per share data
Revenues	$-	4	13	318
Net Profit (loss)	$(2,478)	32	(3,128)	(7,264)
Net Profit (loss) per share*	$(0.04)	0.01	(0.05)	(0.12)

*Attributable to equity holders of the Company, post Consolidation

	Quarter ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	U.S dollars in thousands, except per share data
Revenues	$422	489	660	236
Net loss	$(1,460)	(865)	(968)	(2,170)
Net loss per share*	$(0.03)	(0.03)	(0.03)	(0.06)

*Attributable to equity holders of the Company, post Consolidation

Net profit (loss) per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. Net losses during the first three quarters of 2012 were lower than in the preceding quarters as the Company commenced the capitalization of most of its exploration expenses to the Company's Statement of Financial Position as they relate directly to the execution of the drilling plan on the Licenses. Net losses in the fourth quarter of 2012 were significantly higher due to an impairment charge in respect of the Samuel license. The net loss for the first quarter of 2013 resulted primarily from an impairment charge in respect of the Gabriella license and the net profit for the second quarter of 2013 is due to reduced general and administrative expenses and finance income recorded in respect of the re-measurement of the warrants issued in August 2012. The net loss for the third quarter of 2013 resulted primarily from an impairment charge in respect of the Yitzhak license

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $34.5 million as of September 30, 2013 ($28.9 million as of December 31, 2012), and the Company had negative cash flows from operations of $1.7 million during the nine month period ended September 30, 2013 (negative cash flows of $4.5 million during the nine month period ended September 30, 2012). The ability of the Company to continue a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Three month period ended September 30, 2013 compared to the three month period ended September 30, 2012

During the three month period ended September 30, 2013, the Company's overall position of cash and cash equivalents increased by $1,279 thousand. This decrease in cash can be attributed to the following activities:

The Company's net cash used in operating activities during the three month period ended September 30, 2013, was $2,065 thousand as compared to net cash used in an amount of $2,579 thousand for the three month period ended September 30, 2012. The decrease is as a result of a decrease in operating and general and administrative expenses during the period, as compared to the same period in 2012.

Cash provided by investing activities during the three month period ended September 30, 2013, was $796 thousand as compared to cash used in investing activities of $4,598 during the three month period ended September 30, 2012. During 2013, the generation of cash is primarily as a result of the proceeds from sale of property and equipment. During 2012, the utilization of cash relates to the capitalization of drilling costs in respect of the Licenses.

Cash provided by financing activities for the three month period ended September 30, 2013, was Nil as compared to $10,523 thousand during the three month period ended September 30, 2012.

Nine month period ended September 30, 2013 compared to the nine month period ended September 30, 2012

During the nine month period ended September 30, 2013, the Company's overall position of cash and cash equivalents decreased by $1,563 thousand. This decrease in cash can be attributed to the following activities:

The Company's net cash used in operating activities during the nine month period ended September 30, 2013, was $1,751 thousand as compared to $4,484 thousand for the nine month period ended September 30, 2012. The decrease is due primarily to a significant reduction in accounts receivables, other receivables and prepaid expenses, during 2013, as compared to the same period in 2012.

Cash provided from investing activities during the nine month period ended September 30, 2013, was $208 thousand as compared to cash used in investing activities of $8,028 thousand during the nine month period ended September 30, 2012. Capitalization of drilling costs in respect of the Licenses was significantly decreased in 2013, as compared to the same period in 2013, resulting in a decrease in cash used during 2013 as compared to 2012, which was further reduced in 2013 by the release of restricted deposits and proceeds from the sale of property and equipment.

Cash provided by financing activities for the nine month period ended September 30, 2013, was Nil as compared to $10,685 thousand during the nine month period ended September 30, 2012. The amount in 2012 relates to the Companies financing which was completed in August 2012.

There are no legal restrictions on transferring funds between Canada and Israel.

Capital resources

As at September 30, 2013, the Company's cash and cash equivalents were $831 thousand as compared to $6.3 million as at September 30, 2012. The majority of these funds are held in US Dollars. As at September 30, 2013, the Company had a negative working capital of $615 thousand, as compared to positive working capital of $5.7 million as at September 30, 2012.

Commitments

Certain Adira subsidiaries that hold the Company’s offshore licenses have Ministry mandated commitments to complete the work programs on all of the Licenses. Please see “Business Overview” above for information on the Company’s commitments on the Licenses.

Approved Expenditures Relating to the Gabriella and Yitzhak

As of September 30, 2013, all budgeted and planned expenses for the advancement of the drilling programs on the Licenses have been suspended until the Company receives the extensions for its Licenses.

In order to maintain the Licenses the Company, through various subsidiaries, is required to expend additional amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain its interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s subsidiaries’ participating interests in the Licenses.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 60,260,318 common shares outstanding, 32,474,338 warrants outstanding and 3,369,333 options granted to directors, officers and employees.

Management of Capital

	September 30,		December 31,
	2013	2012	2012
	U.S. dollars in thousands

	Unaudited		Audited

EQUITY:
Share capital	-	-	-
Additional paid-in capital	33,985	33,862	33,966
Accumulated deficit	(34,530)	(22,651)	(28,956)

Equity (deficit) attributable to equity holders of the parent	545	11,211	5,010
Non-controlling interests	-	571	-

Total equity (deficit)	(545)	11,782	5,010

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

See “Commitments” above.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the nine month period ended September 30, 2013, the Company incurred $309 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $559 thousand during the nine month period ended September 30, 2012 ($96 thousand for the three months ended September 30, 2013, and $355 thousand for the three months ended September 30, 2012).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Exploration and evaluation assets;
  Share-based payment transactions;
  Joint oil and gas ventures;
  Farm out arrangements in the exploration and evaluation phase;
  Impairment of financial assets; and
  Revenue recognition.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Exploration and evaluation assets

Pre-license costs

Pre-license costs are expensed in the period in which they are incurred.

Exploration and evaluation costs

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

During the geological and geophysical exploration phase, costs are charged against income as incurred. Costs directly associated with an exploration well in its drilling phase, for which it has not yet been determined whether there are proved reserves or it is not commercially viable, are capitalized as exploration and evaluation intangible assets until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors. If no reserves are found, the exploration asset is tested for impairment. If extractable hydrocarbons are found and, subject to further appraisal activity (e.g., by drilling further wells), are likely to be developed commercially, the costs continue to be carried as an intangible assets while sufficient and continued progress is made in assessing the commerciality of the hydrocarbons. All such costs are subject to technical, commercial and management review as well as review for impairment at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil are determined and development sanctioned, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss is recognized.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date. If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Joint oil and gas ventures

The Company, through certain subsidiaries, conducts petroleum and natural gas exploration activities jointly with other participants who each have direct interests in the assets and each are directly obligated for the liabilities of the ventures. Consequently, these financial statements reflect only the Company's proportionate interest in such activities.

The Company accounts for its share of the joint venture's assets, liabilities it has incurred, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture and any expenses it incurs in relation to its interest in the joint venture.

Farm-out arrangements in the exploration and evaluation phase

A “farm-out” is the transfer of an oil and gas interest in consideration for an agreement by the transferee (the “farmee”) to meet, absolutely, certain expenditures which would otherwise have to be undertaken by the original interest holder (the “farmor”). Farm-out transactions generally occur in the exploration or development phase and are characterized by the transferor (i.e. farmor) giving up future economic benefits, in the form of reserves, in exchange for a reduction in future funding obligations.

Accordingly, the farmee recognizes its expenditure under the arrangement in respect of its interest and that retained by the farmor, as and when the costs are incurred.

The Company, as the farmor, accounts for the farm-out arrangement as follows:

  the Company does not record any expenditure made by the farmee on its behalf;
  the Company does not recognize a gain or loss on the farm out arrangement, but rather designates any costs capitalized in relation to the whole interest as relating to the partial interest retained; and
  any cash consideration received is credited against costs previously capitalized in relation to the whole interest with any excess accounted for by the farmor as a gain on disposal.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Revenue recognition

Revenues are recognized in the statement of comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

The Company’s revenues are mainly derived from:

1. Operator fees - The Company acts as the operator or joint operator on the Licenses and is entitled to operator fees and revenues are recognized in accordance with the terms of the JOAs, as exploration expenses are incurred in the UJV’s.

2. Consulting fees – The Company provides consulting services in respect of the Licenses on a “time and materials” basis. Consulting fees are recognized as revenues as the services are rendered to the respective UJV’s.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting in the nine month period ended September 30, 2013, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of September 30, 2013, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-trading;
Accounts receivable	- Receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. As of September 30, 2013, the Company’s exposure is for cash held in bank accounts, including restricted deposit, in the amount of $893 thousand and on accounts and other receivable of $3.8 million. Except for amounts owed by MEGP, none of the Company’s accounts receivable is overdue as at September 30, 2013. As of September 30, 2013, the restricted deposits amount to $62 thousand and relates primarily to a bank guarantee in respect of the Company’s Israeli office lease and credit cards.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of September 30, 2013, the Company had cash and cash equivalents of $831 thousand, restricted deposits of $62 thousand and accounts and other receivables of $3.8 million against current trade and other payables in the amount of $5.3 million.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS or the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated April 30, 2013, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company’s quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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